Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Fixed charges (a)
Interest expense	$157	$152	$459	$458
Amortization of debt issuance costs and debt discount	9	10	25	28
Portion of rental expense representative of interest	15	17	44	53

Total fixed charges	$181	$179	$528	$539

Earnings
Income (loss) before income taxes	$(29)	$(4)	$(147)	$(111)
Fixed charges per above	181	179	528	539

Total earnings	$152	$175	$381	$428

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three and nine months ended September 30, 2006 and 2007 were inadequate to cover fixed charges by $29 million, $4 million, $147 million and $111 million, respectively.
(a)	Fixed charges for the nine months ended September 30, 2007 excludes approximately $28 million of expense associates with the early retirement of the $400 million of senior floating rate notes due 2013.